CONTRACTOR PLUS INC.
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024
WITH INDEPENDENT AUDITOR'S REPORT

Table of Contents:

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Shareholders of Contractor Plus Inc.

Report on audit of the Financial Statements

Opinion
We have audited the accompanying financial statements of Contractor Plus Inc. "the Company", which comprise the balance sheet as of December 31, 2024, and the related statements of income, changes in stockholders' deficit, and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis of Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of management for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are available to be issued.

Auditor's responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit

DRENCHKO STEPHANIE
Certified Public Accountant

Drenchko Stephanie, CPA
License #: 098780
Drenchkostephanie@zerotograce.org
+1 (949) 354-4109
9 Knollwood Dr. Ballston Lake
NY 12019

Certified Public Accountant
Dated: March 23, 2025

Contractor Plus, Inc.
Balance Sheet
As of December 31, 2024

	December 31, 2024	December 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$ 170,583	$ 18,344
Accounts receivables, net	26,590	15,741
Prepaid expenses and other current assets	5,626	1,266
Total current assets	202,799	35,352
Office equipment, net	18,612	14,445
Loan origination cost	25,692	5,351
Total Assets	$ 247,103	$ 55,148
Liabilities, Mezzanine Equity and Stockholders' Deficit		
Current liabilities:		
Accrued expenses	$ 27,420	$ 18,182
Short term loan	-	18,022
Convertible notes payable, net of discount	794,053	243,725
Deferred revenue	94,461	72,212
Total Current liabilities	915,934	352,141
Director's loan	6,753	6,753
Total Liabilities	922,687	358,894
Stockholders' Deficit:		
Common stock payable	63	48
Accumulated deficit	(675,647)	(303,794)
Total Stockholders' Deficit	(675,584)	(303,746)
Total Liabilities and Stockholders' Deficit	$ 247,103	$ 55,148

See accompanying notes to the financial statements.

M Arsalan (Mar 23, 2025 12:00 GMT+5)

Accounts Manager

Chief Executive Officer

Contractor Plus, Inc.
Income Statement
For the Year Ended December 31, 2024

	December 31, 2024	December 31, 2023
Net revenue from services:		
Software subscriptions	$ 377,521	$ 172,425
Fees and commissions	57,923	36,462
Payment facilitations	43,865	23,542
Related services	-	1,934
Total net revenue	479,309	234,363
Cost of services:		
Software subscriptions	48,176	16,622
Payment facilitations	10,617	-
Total cost of services	58,792	16,622
Gross Profit	420,517	217,741
Operating expenses:		
General and administration	437,317	261,349
Advertisement and marketing	270,214	81,313
Total operating expenses	707,531	342,662
Loss from operations	(287,014)	(124,921)
Other income (expense):		
Finance cost	(84,958)	(27,183)
Other income	120	23,465
Total other expense	(84,838)	(3,718)
Loss before income taxes	(371,852)	(128,639)
Income tax expense	-	-
Net Loss	$ (371,852)	$ (128,639)

See accompanying notes to the financial statements.

M Arsalan (Mar 23, 2025 12:00 GMT+5)
Accounts Manager

Chief Executive Officer

Contractor Plus, Inc.
Statements of Changes in Stockholders' Deficit
For the Year Ended December 31, 2024

	Common Stock				Accumulated		
	Shares		Amount		Deficit		Amount
Balance as at December 31, 2022	5,100,000	$	51	$	(175,156)	$	(175,105)
Common stock issued / (recalled)	(305,000)		(3)		-		(3)
Net loss	-		-		(128,639)		(128,639)
Balance as at December 31, 2023	4,800,000		48		(303,795)		(303,747)
Common stock issued	1,462,995		15		-		15
Net loss	-		-		(371,852)		(371,852)
Balance as at December 31, 2024	6,262,995	$	63	$	(675,647)	$	(675,584)

See accompanying notes to the financial statements.

M Arsalan (Jul 23, 2025 12:00 GMT+5)
Accounts Manager

Chief Executive Officer

Contractor Plus, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2024

		Year Ended December 31,		
		2024		**2023**
Cash flows from operating activities				
Net loss	$	(371,852)	$	(128,639)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation of property and equipment		7,395		4,094
Stock based payment		15		-
Interest on convertible loan		31,405		8,423
Interest on loan origination cost		15,066		3,763
Interest on short term loan				
Changes in operating assets and liabilities:				
Accounts receivables, net		(10,850)		(12,626)
Prepaid expenses and other current assets		(4,359)		(1,157)
Accrued expenses		(9,238)		9,002
Deferred revenue		22,249		34,939
Net cash used in operating activities		(301,693)		(82,201)
Cash flows from investing activities				
Purchases of office equipments		(11,562)		(15,229)
Net cash provided to investing activities		(11,562)		(15,229)
Cash flows from financing activities				
Repayment of short-term loan		(18,022)		(9,416)
Proceeds from short-term loan		-		27,438
Repayment of director's loan		-		(1,151)
Proceeds from issuance of convertible notes, net		518,923		114,317
Payment for loan origination costs		(35,407)		(9,114)
Net cash provided by financing activities		465,494		102,468
Net change in cash and cash equivalents		152,239		5,038
Cash - beginning of period		18,344		13,306
Cash - end of period	$	170,583	$	18,344

See accompanying notes to the financial statements.

_____
M Arsalan (Jan 23, 2025 12:00 GMT+5)
Accounts Manager

_____
Chief Executive Officer

Contractor Plus, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2024

NOTE 1 – NATURE AND DESCRIPTION OF BUSINESS

Contractor Plus, Inc. (the **"Company"**) was incorporated in the State of Delaware on January 30, 2020.

Contractor Plus is headquartered in Orlando, Florida. Contractor Plus is a mobile vertical SaaS company. The principal business of the Company is to provide field management application services via its mobile application to the field service contractors. The application provides estimations, invoicing, post-inspections, payment facilitation, etc.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying financial statements as of December 31, 2024 include the accounts of the Company, and its Subsidiaries. All intercompany accounts and activities have been eliminated. These financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The Company adopted the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures," which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

The estimated fair value of certain financial instruments, including cash and cash equivalents, accounts payable, note payable, due to related parties and accrued liabilities are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 – quoted prices in active markets for identical assets or liabilities
Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable
Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company does not have any cash equivalents. The cash and cash equivalents include balances maintained in USD denominated accounts. The balances are as follows

for December 31, 2024 and 2023, Brex - $174,062 and $23,203, Stripe - $ 4,078 and $1,380, American Express - $8,097 and $6,238.

Prepaid expenses and other current assets

Prepaid expenses relate to prepayment made for future advertisement and marketing services in advance that will be expensed over time as the benefit of the services is received in the future expected within one year. As of December 31, 2024 and 2023, prepaid expense was $5,626 and $1,266, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products in accordance with ASC 606, *"Revenue Recognition"* following the five steps procedure:

> Step 1: Identify the contract(s) with customers
> Step 2: Identify the performance obligations in the contract
> Step 3: Determine the transaction price
> Step 4: Allocate the transaction price to performance obligations
> Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company's revenue derives from service subscriptions and related services such as fees and commissions and payment facilitation.

Segments

ASC Topic 280, "Segment Reporting," requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's chief operating decision maker organizes segments within the company for making operating decisions assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

Operating segments are defined as components of an enterprise engaging in business activities for which discrete financial information is available and regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates and manages its business as one operating segment and all of the Company's revenues and operations are currently in the United States.

Cost of Services

Cost of services include software and other related costs directly attributable to the revenue from subscriptions and payment facilitation.

Operating Expenses

Expenses are recognized by the Company on an accrual basis. Expenses paid in advance and not yet incurred are recorded as prepaid until the applicable period.

Income Tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when a different tax rate is enacted.

Pursuant to the provisions of ASC 740, "Income Taxes," the Company provides valuation allowances for deferred tax assets for which it does not consider realization of such assets to be more likely than not. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the historical taxable income generation, projected future taxable income, the reversal of existing deferred tax liabilities and tax planning strategies in making this assessment. (Note 6)

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources.

Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Contingent assets are not recognized in the financial statements. A contingent asset is disclosed where an inflow of economic benefits is probable. Contingent assets are assessed continually and, if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognized in the period in which the change occurs.

The Company has no commitments or contingent liabilities as of the reporting date.

Related Party Balances and Transactions

The Company follows FASB ASC 850, "*Related Party Disclosures*," for the identification of related parties and disclosure of related party transaction.

Impairment

The carrying amounts of the Company's non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the cash-generating unit. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit").

An impairment loss is recognized in the income statement if the estimated recoverable amount of an asset or its cash-generating unit is lower than its carrying amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

An impairment loss in respect of equity accounted investee is measured by comparing the recoverable amount of investment with its carrying amount. An impairment loss is recognized in the income statement and reversed if there has been a favorable change in the estimates used to determine the recoverable amount.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures ("ASU 2023-09"), which is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 provide for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for the Company prospectively to all annual periods beginning after December 15, 2024. Early adoption is permitted. We are currently evaluating the impact this update will have on our financial statements and disclosures.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which require public companies disclose significant segment expenses and other segment items on an annual and interim basis and to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. The guidance is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The guidance is applied retrospectively to all periods presented in the financial statements, unless it is impracticable. We are currently evaluating the impact this update will have on our financial statements and disclosures.

We have evaluated all other recently issued, but not yet effective, accounting pronouncements and do not believe that these accounting pronouncements will have any material impact on our financial statements or disclosures upon adoption.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As reflected in the accompanying financial statements, the Company has an accumulated deficit of $675,647 from inception to December 31, 2024 and incurred net loss of $371,853 for the year ended December 31, 2024. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management intends to address the going concern issue by funding future operations through revenues, the sale of equity capital and by loans, if needed.

The Company is initiating new revenue streams in its existing business operations and anticipates that it will be able to have profitable operations in the near future. The Company believes its current available cash, along with anticipated revenues, will be sufficient to meet its cash needs for the near future. There can be no assurance that future financing will be available in amount for terms acceptable to the Company, if at all.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue its operations is dependent on Management's plans, which include growing the existing subscription revenue by increasing the number of users through the additional advertisement expenses and the Company's new pricing to be updated in the current year. Further, the Company is looking to add new revenue streams during the year and is in the final stages of raising $270,000 in loans through its LLP until such time that funds provided by operations are sufficient to fund working capital requirements.

These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4 – CONVERTIBLE NOTES PAYABLE

As of December 31, 2024 and 2023, the Company had convertible notes payable of $746,767 and $227,844, and the notes carry interest of $47,286 and $15,881 respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

Amount due to related parties

The related party balances as at and for the year ended December 31, 2024 and 2023 are as follows:

Related Party Name	Nature	December 31, 2024	December 31, 2023
Justin Smith, CEO	Director's loan	$6,753	$6,753
Justin Smith, CEO	Salaries & Wages	$12,672	$ nil
Roshanlal Sethia, Director	Salaries & Wages	$10,761	$9,888
Roshanlal Sethia, Director	Accruals for the reimbursement of expenses	$ nil	$35,428
Contractor Plus LLP	Accruals for the reimbursement of expenses	$264,233	$128,010

Common Stock

Year Ended December 31, 2024

During the year ended December 31, 2024, the Company issued 1,462,995 shares of common stock.

NOTE 6 – INCOME TAX

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and deferred tax liabilities are as follows as of:

	December 31, 2024	December 31, 2023
Net operating loss carryforward	$ (675,647)	$ (303,794)
Statutory tax rate	8.7%	8.7%
Deferred tax asset	(58,781)	(26,430)
Less: Valuation allowance	58,781	26,430
Net deferred asset	$ -	$ -

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. During the year ended December 31, 2024, the valuation allowance increased by $32,351. The Company has net operating and economic loss carry-forwards of approximately $675,647 available to offset future federal and state taxable income. Tax returns for the years ended 2020 through 2024 are subject to review by the tax authorities.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2024 through the date these financial statements were originally issued and determined that there are no subsequent events that require disclosure.

NOTE 8 – DATE OF AUTHORIZATION OF FINANCIAL STATEMENTS

These financial statements were authorized for issue on March 23, 2025 by the Board of Directors.

NOTE 9 – ROUNDING OFF

Figures have been rounded off to the nearest dollar.